                                                  UNITED STATES
                                       SECURITIES AND EXCHANGE COMMISSION
                                            Washington, D.C. 20549

                                                -----------------

                                                   FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
---

                                 For the fiscal year ended December 31, 2005

                                                       OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
---

                          For the transition period from               to
                                                          ------------     ----------------

                                        Commission File Number 0-13089

                                                ------------------

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                Hancock Bank 401(k) Savings & Investment Plan & Trust

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                                              Hancock Holding Company
                                                     P. O. 4019
                                                Gulfport, MS  39501

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                   Financial Statements and Supplemental Schedule

                                             December 31, 2005 and 2004

                       (With Report of Independent Registered Public Accounting Firm Thereon)

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                                 Table of Contents

                                                                                        Page

Report of Independent Registered Public Accounting Firm                                    1

Financial Statements:

     Statements of Net Assets Available for Benefits                                       2

     Statements of Changes in Net Asset Available for Benefits                             3

     Notes to Financial Statements                                                         4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                            10

                              Report of Independent Registered Public Accounting Firm

The Plan Administrator
Hancock Bank 401(k) Savings and Investment Plan and Trust:

We have audited the  accompanying  statements of net assets  available for benefits of Hancock  Bank 401(k)  Savings and Investment  Plan and Trust  (the Plan) as of December 31,  2005 and 2004, and the related  statements of changes in net assets  available for benefits for the years then ended.  These financial  statements are the  responsibility of the Plan's  management.  Our  responsibility is to express an opinion on these financial  statements based on our audits.

We  conducted  our  audits in  accordance  with the  standards  of the Public  Company  Accounting  Oversight  Board
(United States).  Those standards  require that we plan and perform the audit to obtain  reasonable  assurance about whether the financial statements are free of material  misstatement.  An audit includes examining,  on a test basis, evidence  supporting the amounts and disclosures in the financial  statements.  An audit also includes assessing the accounting  principles  used and  significant  estimates  made by  management,  as well as  evaluating  the  overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the  financial  statements  referred to above present  fairly,  in all material  respects,  the net assets  available  for  benefits  of the Plan as of  December 31,  2005 and  2004,  and the  changes  in net  assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial  statements  taken as a whole. The supplemental  schedule  of assets  (held at end of year) as of  December 31,  2005 is  presented  for the purpose of additional analysis and is not a required part of the basic financial statements,  but is supplementary  information required by the  Department  of Labor's  Rules and  Regulations  for  Reporting  and  Disclosure  under the Employee
Retirement Income Security Act of 1974. This supplemental  schedule is the  responsibility of the Plan's management.
The  supplemental  schedule  has been  subjected  to the  auditing  procedures  applied  in the  audit of the  basic financial  statements  for the year ended  December 31,  2005 and, in our opinion,  is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Birmingham, Alabama
June 9, 2006

                                              HANCOCK BANK 401(k) SAVINGS AND
                                                 INVESTMENT PLAN AND TRUST

                                      Statements of Net Assets Available for Benefits
                                                December 31, 2005 and 2004

                                    Assets                                    2005                  2004
                                                                       -------------------   -------------------
Cash                                                                   $        90,612                26,803
Investments, at fair value                                                  43,176,333            36,993,034
Receivables:
     Employer contributions                                                          -                   438
     Employee contributions                                                          -                    10
     Accrued interest and dividends                                             10,278                 6,807
                                                                       -------------------   -------------------
                 Net assets available for benefits                     $    43,277,223            37,027,092
                                                                       ===================   ===================
See accompanying notes to financial statements.

                                                                    2

                                              HANCOCK BANK 401(k) SAVINGS AND
                                                 INVESTMENT PLAN AND TRUST

                                Statements of Changes in Net Assets Available for Benefits
                                          Years ended December 31, 2005 and 2004

                                                                              2005                  2004
                                                                       -------------------   -------------------
Employee contributions                                                 $     3,746,334             3,304,566
Employer contributions                                                       1,315,800             1,206,008
Investment income:
     Net appreciation in fair value of investments                           2,575,103             3,856,197
     Interest and dividend income                                              751,691               673,770
                                                                       -------------------   -------------------
                 Total investment income                                     3,326,794             4,529,967
Benefit payments to participants                                             2,135,208             2,580,081
Administrative fees                                                              3,589                 4,248
                                                                       -------------------   -------------------
                 Net increase                                                6,250,131             6,456,212
Net assets available for benefits, beginning of year                        37,027,092            30,570,880
                                                                       -------------------   -------------------
Net assets available for benefits, end of year                         $    43,277,223            37,027,092
                                                                       ===================   ===================
See accompanying notes to financial statements.

                                                                    3

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                             December 31, 2005 and 2004

(1)    Plan Description

       The following  description of Hancock  Bank 401(k)  Savings and Investment Plan and Trust (the Plan) provides only general  information.  Participants  should refer to the Plan agreement for a more complete  description of the Plan's provisions. This information is available from the plan administrator.

       (a)    General

              The Plan is a defined  contribution  plan established  under the provisions of  Section 401(a) of  the
              Internal Revenue Code (IRC),  which includes a qualified cash or deferred  arrangement as described in
              Section 401(k) of the IRC for eligible employees of Hancock Bank,  Hancock Insurance Agency,  Harrison
              Finance Company,  J. Everett Eaves, Inc., Ross King Walker,  Inc., Hancock Bank of Louisiana,  Hancock
              Bank of Florida,  Hancock Mortgage Corporation,  and Hancock Investments Services,  Inc. (collectively the  Company).  All full-time and  part-time  employees of the Company who have  completed  90 days of service and are age 18 or older are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

              All assets of the Hancock Bank Profit Sharing Plan were transferred to the Plan,  effective January 1,
              2002. The Hancock Bank Profit Sharing Plan assets are segregated  from other assets for record keeping purposes as no new  participants  are allowed within the profit  sharing  portion of the plan, and the funds therein are nonparticipant-directed.

       (b)    Plan Administration

              Hancock Trust and  Financial  Services  Group  (the Trustee),  a subsidiary of the Company,  holds the
              Plan's  investments and executes  transactions for the Plan. The Plan is administered by an officer of
              Hancock Bank.

       (c)    Contributions

              Eligible  employees may elect to defer up to the Internal Revenue Service (IRS)  limitations,  $14,000 and $13,000 in 2005 and 2004,  respectively.  The Company matches 50% of participant  contributions up to the first 6% of the  participant's  salary under the provisions of the Plan. Total Company matching contributions  were  $1,315,800  and  $1,206,008  for the  years  ended  December 31,  2005 and  2004, respectively.

       (d)    Participant Accounts

              Individual  accounts are maintained for each of the Plan's  participants to reflect the  participant's contributions  and  earnings or losses  thereon and  allocated  employer  matching  contributions  and earnings or losses thereon, as well as the participant's  allocated share of administrative  expenses.
              The  benefit  to  which a  participant  is  entitled  is the  benefit  that can be  provided  from the participant's vested account.

                                                                    4                                    (Continued)

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                             December 31, 2005 and 2004

       (e)    Vesting

              Participants  are fully  vested in their  contributions  and  allocated  earnings  or losses  thereon.
              Participants  are fully vested in employer  matching  contributions  and allocated  earnings or losses thereon after three years of benefit  service with no vesting before three years of service.  Prior to
              January 1, 2005,  participants were fully vested in the Hancock Bank Profit Sharing Plan contributions and allocated  earnings or losses  thereon after five years of benefit  service with no vesting before five years of service.  Effective January 1, 2005, the Plan was amended so that participants are fully vested at all times in the Hancock Bank Profit Sharing Plan  contributions  and allocated  earnings or losses thereon.  All  participants  vest 100% upon death or termination of employment due to permanent disability.

       (f)    Forfeitures

              Forfeitures of employer matching  contributions and allocated  earnings and losses thereon are used to reduce employer  contributions  during the Plan year. At December 31,  2005 and 2004,  these forfeited amounts totaled $32,486 and $36,813, respectively, which were used to reduce employer contributions.

              Forfeitures  of  the  Hancock  Bank  Profit  Sharing  Plan  contributions  and  earnings  thereon  are reallocated to participant accounts as defined by the Plan. At both December 31,  2005 and 2004, there were no forfeited amounts.

       (g)    Investment Options

              The Plan allows participants to direct  contributions into various investment  options.  These options include cash  equivalents,  mutual funds,  and Hancock  Holding  Company common stock.  The segregated funds of the former Hancock Bank Profit Sharing Plan are nonparticipant-directed.

       (h)    Distributions

              Upon termination,  the Plan provides for lump sum or installment payment options based on the election of the participant or beneficiary.  A lump sum payment will be made for  participants,  whose balances are below certain amounts, as defined by the Plan.

              A financial  hardship  withdrawal  provision is available enabling a participant to withdraw an amount to cover an immediate and heavy financial need.

       (i)    Participant Loans

              Participant loans are not permitted by the Plan.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The  financial  statements  of the Plan are prepared on the accrual  basis of accounting in accordance with U.S. generally accepted accounting principles.

                                                                    5                                    (Continued)

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                             December 31, 2005 and 2004

       (b)    Use of Estimates

              The  preparation  of financial  statements  in  conformity  with U.S.  generally  accepted  accounting principles  requires  management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

       (c)    Valuation of Investments

              Investments  are stated at fair value.  Shares of mutual  funds and common  stock are valued at quoted market prices. Cash equivalents are stated at cost, which approximates fair value.

              Purchases and sales of securities  are recorded on a trade-date  basis.  Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

              Net realized and unrealized  appreciation is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

              The Plan utilizes various investment  instruments.  Investment securities,  in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment  securities,  it is reasonably  possible that changes in the values of investment  securities  will occur in the near term and that such changes could  materially  affect the amounts reported in the financial statements.

       (d)    Benefit Payments

              Benefits are recorded when paid.

                                                                    6                                    (Continued)

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                             December 31, 2005 and 2004

(3)    Investments

       The fair value of individual  investments  that  represent 5% or more of the Plan's net assets  available for benefits as of December 31, 2005 and 2004 are as follows:

                                                             2005                                2004
                                              ----------------------------------  -----------------------------------
                                                  Shares          Fair value          Shares           Fair value
                                              ----------------  ----------------  ----------------   ----------------
       Hancock Holding Company
           common stock (participant-
           directed)                                241,607     $   9,135,161           236,336      $   7,907,802
       Hancock Holding Company
           common stock (nonparticipant-
           directed)                                 20,700           782,667            20,700            692,622
                                              ----------------  ----------------  ----------------   ----------------
             Total Hancock Holding Company
                 common stock                       262,307     $   9,917,828           257,036      $   8,600,424
                                              ================  ================  ================   ================
       Hancock Horizon Growth Fund,
           Trust Class (nonparticipant-
              directed)                             145,257     $   2,777,307           156,171      $   2,639,299
           Class A (participant-directed)           202,826         3,835,442           177,124          2,968,612
       Hancock Horizon Strategic Fund,
           Trust Class (nonparticipant-
              directed)                             312,094         4,728,229           288,815          4,482,408
       Hancock Horizon Treasury Fund,
           Class A (participant-directed)         3,733,904         3,733,904         2,871,280          2,871,280
       Hancock Horizon Value Fund,
           Trust Class (nonparticipant-
              directed)                             179,349         4,166,272           179,186          4,054,997
           Class A (participant-directed)           176,386         4,088,626           136,303          3,079,091
       Federated Max Cap Institutional
           Services (participant-directed)                -                 -            79,954          1,954,887

       During 2005 and 2004, the Plan's investments  (including  investments bought,  sold, or held during the year)
       appreciated in value as follows:

                                                                                    2005                  2004
                                                                            -------------------   -------------------
       Hancock Holding Company common stock                                 $       766,795             1,286,559
       Mutual funds                                                               1,808,308             2,569,638
                                                                            -------------------   -------------------
                 Net appreciation in fair value of investments              $     2,575,103             3,856,197
                                                                            ===================   ===================

                                                                    7                                    (Continued)

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                             December 31, 2005 and 2004

(4)    Tax Status

       The IRS has determined and informed the Company by letter dated May 29,  2003,  that the Plan and the related trust  established  under the Plan are designed in accordance  with the  applicable  sections of the Internal
       Revenue Code (IRC).  Although the Plan has been amended since receiving the  determination  letter,  the Plan administrator  and the Plan's tax counsel  believe that the Plan is designed and is currently  being operated in  compliance  with  the  applicable  provisions  of the IRC and the  Plan  document.  Therefore,  the  Plan administrator  believes that the Plan was qualified and the related trust was  tax-exempt as of the financial statement dates.

(5)    Nonparticipant-Directed Investments

       Information  about the net assets and the  significant  components  of the changes in net assets  relating to the nonparticipant-directed investments is as follows:

       Net Assets

       Cash                                                                 $        27,181                23,963
       Hancock Holding Company common stock                                         782,667               692,622
       Mutual funds                                                              11,671,808            11,174,703
       Money market funds                                                           130,119                71,368
       Certificate of deposit                                                       548,776               528,439
       Accrued interest and dividends                                                 4,951                 4,460
                                                                            -------------------   -------------------
                 Net assets available for benefits                          $    13,165,502            12,495,555
                                                                            ===================   ===================

       Changes in Net Assets

                                                                                     Year ended December 31
                                                                            -----------------------------------------
                                                                                   2005                  2004
                                                                            -------------------   -------------------
       Interest and dividend income                                         $       288,793               369,251
       Net appreciation in fair value of investment                                 718,586             1,193,548
       Benefits paid                                                               (333,843)             (848,240)
       Administrative expenses                                                       (3,589)               (4,248
                                                                            -------------------   -------------------
                 Net increase in net assets                                 $       669,947               710,311
                                                                            ===================   ===================

                                                                    8                                    (Continued)

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                             December 31, 2005 and 2004

(6)    Related Party Transactions

       The Trustee,  Hancock  Trust and  Financial  Services  Group,  acts as trustee of the Plan.  The Trustee is a subsidiary  of the Company.  Certain Plan  investments  are shares of mutual funds managed by Hancock Bank, a subsidiary of Hancock Holding Company.  At December 31,  2005 and 2004, the Plan held certificates of deposit in Hancock Bank totaling $548,776 and $526,439,  respectively.  Additionally,  at December 31, 2005 and 2004, the Plan  owned  $9,917,828  (262,307 shares)  and  $8,600,424  (257,036 shares),  respectively,  in  Hancock
       Holding  Company  stock.  During 2005 and 2004,  the Plan recorded  $174,012 and $139,197,  respectively,  in dividend  income on Hancock Holding Company stock.  The Plan paid  administrative  fees to the Trustee during
       2005 and 2004 totaling $3,589 and $4,248, respectively.

(7)    Plan Termination

       Although  it has not  expressed  any  intention  to do so,  the  Company  has the  right  under  the  Plan to discontinue  its  contributions  at any time and to terminate the Plan subject to the provisions set forth in
       ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

                                                                    9

                                                                                                               Schedule I
                                             HANCOCK BANK 401(k) SAVINGS AND
                                                INVESTMENT PLAN AND TRUST
                             Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                    December 31, 2005
    Number                                                                                                    Current
   of units                                 Description                                     Cost            fair value
----------------  -----------------------------------------------------------------   -----------------   ----------------
     548,776       * Hancock Bank Certificate of Deposit 4.17% 10/20/09            $        548,776            548,776
     262,307       * Common stock of Hancock Holding Company                              5,608,879          9,917,828
      61,795       * Hancock Horizon Burkenroad Fund, Class A                             1,416,928          1,638,197
     202,826       * Hancock Horizon Growth Fund, Class A                                 3,055,910          3,835,442
     145,257       * Hancock Horizon Growth Fund, Trust Class                             2,005,607          2,777,307
      93,409       * Hancock Horizon Strategic Fund, Class A                              1,454,902          1,413,283
     312,094       * Hancock Horizon Strategic Fund, Trust Class                          4,738,343          4,728,229
     176,386       * Hancock Horizon Value Fund, Class A                                  3,577,083          4,088,626
     179,349       * Hancock Horizon Value Fund, Trust Class                              2,897,072          4,166,272
   3,733,904       * Hancock Horizon Treasury Money Market Fund, Class A                  3,733,904          3,733,904
     130,118       * Hancock Horizon Treasury Money Market Fund, Trust Class                130,118            130,118
      44,103         Federated Intermediate Government Securities                           493,911            483,810
     114,794         Federated Investment Bond Funds                                      1,038,536          1,018,225
      73,239         Federated International Capital Appreciation Fund                      620,428            785,854
      78,650         Federated Max Cap Institutional Services Shares                      1,726,546          1,943,452
      44,216         Federated Index Mini Cap Fund                                          604,649            690,656
      45,519         T Rowe Price Growth Stock Fund                                       1,122,863          1,276,354
                                                                                      -----------------   ----------------
                                                                                   $     34,774,455         43,176,333
                                                                                      =================   ================
* Indicates a party-in-interest
See accompanying Report of Independent Registered Public Accounting Firm.

                                                                    10

                                                           SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                              Hancock Bank 401(k) Savings and Investment Plan

                                                           By:  /s/ Paul D. Guichet
                                                              --------------------------------------------
                                                               Paul D. Guichet
                                                               Vice President
                                                               Investor Relations

Date:  June 29, 2006

                                 Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Hancock Bank 401(k) Savings and Investment Plan and Trust:

We consent to the  incorporation  by  reference  in  Registration  Statement  No.  33-05081 on Form S-8 of Hancock  Holding
Company of our report dated June 9,  2006,  with respect to the statements of net assets  available for benefits of Hancock
Bank 401(k)  Savings and Investment Plan and Trust (the Plan) as of December 31,  2005 and 2004, the related  statements of changes in net assets available for benefits for the years then ended, and the related supplemental  schedule,  Schedule H,
Line 4i - Schedule of Assets (Held at End of Year) as of December 31,  2005,  which report appears in the December 31, 2005
Annual Report on Form 11-K of Hancock Bank 401(k) Savings and Investment Plan and Trust.

/s/ KPMG LLP

Birmingham, Alabama
June 28, 2006